November 30, 2004


Via Facsimile (202) 661-8245 and U.S. Mail

Ronald C. Barusch
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Ave., NW
Washington, DC 20005

Re:	Nabors Industries, Inc.
	Schedule TO-I filed November 12, 2004 by Nabors
	Industries, Inc. and Nabors Industries Ltd.
	SEC File No. 5-37622

Dear Mr. Barusch:

We have reviewed the tender offer statement referenced above and have the following comments. All defined terms have the same meaning as in your filing, unless otherwise indicated.

Schedule TO-I

1. The EDGAR "tag" for your filing indicates that it was filed as an issuer tender offer. As you are aware, Nabors Industries, Inc. and Nabors Industries Ltd. have filed this Schedule TO-I jointly despite the fact that Nabors Industries Inc. will be the actual issuer of the New Securities. Under the staff`s interpretation of Rule 13e-4, the offer being made by Nabors Industries Ltd. Constitutes a third-party offer and a joint filing is therefore technically inappropriate, since the disclosure requirements applicable to third party offers differ from those applicable to issuer tender offers. Please confirm supplementally that as to Nabors Industries Ltd., you have provided the disclosure required by Schedule TO as to third party offers. For example, under Item 5 of Schedule TO, confirm that you are responding as to the requirements of Item 1005(a) and (b) applicable to third party offer, versus Item 1005(e) for an issuer tender offer.

2. Pursuant to Item 10 of Schedule TO, you incorporate by reference the financial statements in various periodic reports filed by Nabors Industries Ltd. Where you incorporate by reference financial statements found in other documents filed with the Commission, we require you to include in the document disseminated to security holders the summary financial statements required by
Item 1010(c) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO and Q&A 7 in Section I.H of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (July 2001). Please revise to include the summary financial statements and advise how you will disseminate this material new information.

3. See comment 2 above. Include earnings per share data for each period presented.

4. The book value per share information provided pursuant to Item
10(a)(4) of Schedule TO should be included in the offering circular.

Offering Circular

Summary Term Sheet

5. The purpose of the summary term sheet is to provide security holders with a summary of the most material aspects of this transaction. Pursuant to Item 1001 of Regulation M-A, it should be in bullet point format, with cross-references to more detailed discussion elsewhere in the offering materials. Your summary term sheet contains an excessive amount of information not appropriate for this section. As an example, we cite the extensive discussion of the business of the bidders found on the first page of the Summary Term Sheet. By presenting information unrelated to the material terms of the exchange offer, you obfuscate the most important aspects of this transaction. Please consider revising.

6. Include the disclosure about the accounting treatment of the exchange offer required by Item 1004(a)(1)(xi) of Regulation M-A. In addition, please confirm supplementally that you applied the guidance in EITF Issue No. 96-19 with respect to that accounting treatment.

Why are you making the Exchange Offer? Page 1

7. Here or in an appropriate section later in the offering circular, give an example of what the effect on 2003 reported earnings per share would be if the exchange offer were not consummated.

What are the conditions to the Exchange Offer? Page 3

8. Here and on the cover page of the offering circular, you state that you may terminate the offer "for any reason or for no reason." Reserving the right to end the offer at will and for no reason renders it an impermissible illusory offer. Please revise this and similar language throughout the offering circular.

Can I withdraw my tender of Old Securities? Page 4

9. Please include disclosure about the "back end" withdrawal rights afforded by Rule 13e-4(f)(2)(ii). Make the same change in the more extensive discussion of withdrawal rights beginning on page 34 of the offering circular.

Summary Description of the New Securities - Interest, Page 6

10. Briefly explain what you mean by the statement the "New
Securities will not accrete."

Risks Related to the New Securities, Page 17

11. Revise this section to focus on the risks presented by the New Securities that differ materially from those associated with the Old Securities. Please explain in clear and concise language.

12. Here or in an appropriate section of the offering circular, explain the effect on the Nabors` liquidity and capital resources from the cash settlement provisions of the New Securities, and discuss the means by which the company reasonably expects to finance the cash required upon conversion.

Forward Looking Information, Page 24

13. The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not by its terms apply to statements made in connection with a tender offer. See
Section 27A(b)(2)(C) of the Securities Act of 1933 and Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Therefore, your reference to the defined term "forward-looking statements" within the meaning of the Securities Act and the Exchange Act is inappropriate. Please delete the reference, or revise to make clear that the Reform Act protections do not apply to statements made in the offering circular.

Conditions to the Exchange Offer, page 30

14. All offer conditions, other than those related to governmental approvals necessary to consummation of the offer, must be satisfied or waived as of the expiration date of the offer, not the date of acceptance of tendered securities. Please revise the language to the contrary in the introductory paragraph of this section.

15. Refer to the offer condition in subparagraph (iii) at the bottom of page 30. It is not clear whether your offer condition is "triggered" by the major hostilities in Iraq and Afghanistan.
Please address. In addition, with respect to the same condition, you must clarify on what basis you will determine whether it is "inadvisable" to proceed with the exchange offer in the face of such events. For example, are you tying that determination to a drop in share price?

16. Refer to the paragraph on page 31 immediately after the last listed offer condition. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In this paragraph, the phrase "regardless of the circumstances giving rise to any condition (including any action or inaction by us or Nabors)" states that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise in acordance with our position.

Financial Advisor, Page 36

17. The disclosure here does not satisfy the requirements of Item 1009(a) of Regulation M-A. Please revise to provide the required information concerning the fees to be paid to UBS Securities LLC. Also, consider describing in greater detail the services provided by your financial advisor in connection with this exchange offer.

Possible Alternative Tax Characterization of the Exchange, Page 56

18. Expand the discussion of the possible alternative tax characterization of this exchange offer if it does not qualify as a tax-free exchange. For example, explain how the amount realized on the exchange and the holder`s adjusted basis in the Old
Securities tendered would be calculated.

Incorporation by Reference, Page 58

19. Schedule TO does not permit "forward incorporation by reference" of documents not yet filed with the Commission. Rather, when you file a document that you wish to incorporate by reference into the Schedule TO, you must amend the Schedule TO itself to expressly reference that filing. Please delete the language to the contrary in this section.

Closing Comments

Please revise your offer materials to comply with the comments above. If you do not agree with a comment, tell us why in a supplemental response letter that you should file via EDGAR as correspondence with your revised proxy statement. The letter should note the location in your amended disclosure document of changes made in response to each comment or otherwise.

In connection with responding to our comments, please provide a written statement from the bidders acknowledging that:

* they are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please be aware that we may have additional comments after reviewing your amendment. If you would like to contact me, please do not hesitate to do so at (202) 942-1773.

Sincerely,



Christina Chalk
Special Counsel
Office of Mergers and Acquisitions